UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On May 29, 2025, Pitanium Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as representative of the underwriters (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,750,000 Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). The Company granted the Representative an over-allotment option, exercisable for 45 days from the closing of the IPO, to purchase up to 262,500 additional Ordinary Shares.

On February 14, 2025, the Company adopted its first amended and restated memorandum and articles of association in connection with its IPO (the “Articles”) by special resolution passed by shareholders of the Company. The Articles became effective after pricing. On February 14, 2025, the Company filed the Articles with the Registry of Corporate Affairs in the British Virgin Islands.

On June 2, 2025, the Company closed the IPO, and the Representative, concurrently, partially exercised its over-allotment option—172,500 Ordinary Shares. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-284998), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2025, as amended, and declared effective by the SEC on May 29, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PTNM” on May 30, 2025.

In connection with the IPO, the Company issued a press release on May 30, 2025 announcing the pricing and trading of the IPO and a press release on June 2, 2025 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the first amended and restated memorandum and articles of association, and the two press releases are attached hereto as Exhibits 1.1, 3.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement
3.1	The First Amended and Restated Memorandum and Articles of Association
99.1	Press Release, dated May 30, 2025
99.2	Press Release, dated June 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PITANIUM LIMITED

Date:	June 3, 2025	By:	/s/ Ying Yeung Wong
		Name:	Ying Yeung Wong
		Title:	Chief Executive Officer and Director